GALIANO GOLD RELEASES 2023 SUSTAINABILITY REPORT

Vancouver, British Columbia, July 9, 2024 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) is pleased to announce the release of its 2023 Sustainability Report (the "Report"), covering both its corporate office and the Asanko Gold Mine (the "AGM"). This Report focuses on the Company's continuous progress on its environmental, social, and governance performance and outlines its vision for sustainability going forward.

The Report's disclosures and metrics align with international sustainability reporting standards including the Global Reporting Initiative and the Metals and Mining Standards of the Sustainability Accounting Standards Board.

2023 Sustainability Report Highlights:

Environment

  Zero significant environmental incidents.
  Conducted progressive environmental reclamation activities on 25 hectares of previously mined lands.
  Maintained International Cyanide Management Code certification.

Social, Health & Safety

  Incorporated "Visible Felt Leadership" and "High Incidence Reporting" into contractor performance management.
  Launched an official Mental Health Program as part of the AGM's Employee Wellbeing Program.
  US$139 million local procurement spend supporting 320 local Ghanaian businesses.
  Formal handover of the Company-sponsored Esaase Regional Hospital to district authorities.
  Completion of three local sustainable community infrastructure projects: a 6-unit classroom block with a library, staff room, and bathroom facilities; a 5-unit apartment complex; and a 10-unit community bathroom facility.

Governance

  Completion of the annual refresher training on the Voluntary Principles on Security and Human Rights to all private and public security personnel by a certified Government of Ghana representative.
  Completed a risk assessment in alignment with Task Force on Climate-Related Financial Disclosures framework.
  Continual improvement and measuring effectiveness of tailings management, human rights, occupational health and safety, and environmental management.

As a result of the unfortunate contractor fatalities that occurred in early 2023, in addition to a thorough investigation, the Company conducted an independent safety audit to identify potential workplace hazards and implemented recommendations for control measures to improve contractor safety management systems.

To view or download a copy of the Report, please see the Sustainability section of the Galiano Gold website at https://www.galianogold.com/sustainability/reports-and-publications/default.aspx

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration and disciplined deployment of its financial resources. The Company owns the Asanko Gold Mine, located in Ghana, West Africa. Galiano is committed to the highest standards for environmental management, social responsibility, and the health and safety of its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Enquiries:

Krista Muhr

Telephone: 1-778-239-0446

Email: info@galianogold.com